Exhibit 16.1







                                  May 30, 2003


Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for TSR, Inc. (the Company) and, under the date of July 18, 2002, we reported on the consolidated financial statements of TSR, Inc. and subsidiaries as of and for the years ended May 31, 2002 and 2001. On May 22, 2003, our appointment as principal accountants was terminated. We have read TSR, Inc.'s statements included under Item 4(a) of its Form 8-K dated May 22, 2003, and we agree with such statements, except that we are not in a position to agree or disagree with the Company's statement that the decision to dismiss KPMG was approved by the Company's audit committee of the Board of Directors, or with its statements included under item 4(b).

                                Very truly yours,

                                s/KPMG LLP